Exhibit 99.2

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2019 First-Quarter Unaudited Financial Results

— Robust Start and Significant Progress in Enterprise Solutions —

— Another Quarter of Record High Gross Profit —

Hong Kong, May 29, 2019 — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the first quarter ended March 31, 2019.

	Three Months Ended March 31,
(US$ in thousands) (Unaudited)	2019	2018	Percentage Change

Financial Metrics:
Revenue
Marketing solutions	37,759	35,229	7%
Enterprise solutions	1,459	—	N/M
Total revenue	39,218	35,229	11%
Gross profit	12,390	8,123	53%
Adjusted EBITDA[1]	538	409	32%
Adjusted net loss[1]	(1,248)	(1,418)	N/M
Diluted adjusted net loss per ADS[1]	(0.02)	(0.03)	N/M
Operating Metrics:
Gross billing	96,285	91,892	5%

“During the first quarter, we reported record-high gross profit and substantial growth in adjusted EBITDA on a solid revenue increase,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “As we celebrate our 10th anniversary year, we continue to make progress toward achieving our long-term goal of transforming iClick into a CRM and Marketing Cloud Platform that provides a fully-integrated solution to help our clients address their sales and marketing challenges in China.

“We also recently announced two milestone agreements that further advance the development of our CRM and Marketing Cloud platform,” Hsieh said. “In the Enterprise Solutions business, we signed a strategic partnership agreement with BTG WELINK, the online retail services arm of Beijing Tourism Group, one of the top ten tourism service groups in China, and Tencent, to unleash the potential of smart retail by establishing a new customer relationship management system.

“In the Marketing Solutions business, we recently announced to form a joint venture with VGI Global Media in Thailand that will add more diversity to iClick’s geographic reach in a high-growth region. We believe both agreements will help contribute to our future growth and profitability,” Hsieh said.

1       For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2019 Results:

Revenue for the first quarter of 2019 grew to US$39.2 million, up 11% from US$35.2 million for the same period last year, attributable to contributions from existing marketing solutions and the Company’s new enterprise solutions, partially offset by depreciation of the Renminbi against the US dollar by 7% compared with the first quarter of 2018. On a currency-neutral basis, the revenue increased 19% at US$41.8 million for the first quarter of 2019 compared with the same period last year.

Revenue from marketing solutions grew to US$37.8 million for the first quarter of 2019, up 7% from US$35.2 million for the first quarter of 2018, primarily as the result of growing market demand from marketers. On a currency-neutral basis, the revenue increased 15% at US$40.4 million for the first quarter of 2019 compared with the same period last year.

Revenue from Enterprise solutions was US$1.5 million for the first quarter of 2019.

Gross profit for the quarter ended March 31, 2019 increased 53% to US$12.4 million, compared with US$8.1 million for the quarter ended March 31, 2018, mainly due to improvements in gross profit margin from the Company’s marketing solutions, and contribution from higher margin enterprise solutions.

Total operating expenses were US$14.6 million for the first quarter of 2019, compared with US$9.9 million for the first quarter of 2018, primarily attributable to the expenses incurred for new business development, increase in marketing activities and higher incentives for sales personnel.

Operating loss was US$2.2 million for the first quarter of 2019, compared with an operating loss of US$1.7 million for the prior-year period, as a result of higher expenses incurred for new business development.

Net loss totalled US$2.5 million for the 2019 first quarter, compared with US$112,000 for the 2018 first quarter, as a result of the decrease of exchange gain of US$1.9 million compared with the first quarter of 2018, and the fair value losses on convertible notes of US$1.0 million in the first quarter of 2019.

Net loss attributable to the Company’s shareholders per basic and diluted ADS was US$0.0379, compared with a net loss per basic and diluted ADS of US$0.0021 for the first quarter of 2018.

Adjusted EBITDA for the first quarter of 2019 improved to US$538,000, compared with US$409,000 for the first quarter of 2018, resulting from the increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders, which excludes share-based compensation expenses, fair value losses on convertible notes, and other gains, for the 2019 first quarter reduced to US$1.2 million, compared with US$1.4 million for the 2018 first quarter. For a reconciliation of the Company’s adjusted net loss to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 grew to US$96.3 million for the first quarter ended March 31, 2019, up from US$91.9 million last year. It is primarily as a result of increasing demand, partially offset by depreciation of the Renminbi against the US dollar by 7% compared with a year ago. The gross billing increased 12% on a currency-neutral basis at US$102.5 million for the first quarter of 2019 compared with a year ago.

As of March 31, 2019, the Company had cash and equivalents of US$44.7 million, compared with $39.8 million as of December 31, 2018.

Outlook

Based on the information available as of the date of this press release, iClick provided the following outlook for the second quarter of 2019 and the following outlook for the 2019 full year:

Second Quarter 2019:

•                  Revenue is estimated to be between US$46 million and US$50 million.

•                  Gross profit margin is estimated to be between 26% and 28%.

Full Year 2019:

•                  Revenue is estimated to be between US$200 million and US$220 million.

•                  Gross profit margin is estimated to be between 28% and 30%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 29, 2019 (8:00 PM Beijing/Hong Kong time on May 29, 2019). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038

Conference ID:	9067006

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers until June 6, 2019:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162

Replay Access Code:	9067006

2       Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in nine locations worldwide including Asia and Europe.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Additionally, currency-neutral revenue and gross billing are calculated using actual exchange rates in use during the comparative prior year period to enhance the visibility of the underlying business trends excluding the impact of translation arising from foreign currency exchange rate fluctuations. These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this press release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies; including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +852-3700-9065 E-mail: ir@i-click.com	In the United States: PondelWilkinson Inc. Evan Pondel/Laurie Berman Tel: +1-310-279-5980 E-mail: iclk@pondel.com

For media inquiries, please contact:

iClick Interactive Asia Group Limited Vivian Fu Phone: +852-3700-9110 Email: press@i-click.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended March 31,
	2019	2018

Revenue	39,218	35,229
Cost of revenues	(26,828)	(27,106)
Gross profit	12,390	8,123

Operating expenses
Research and development expenses	(1,344)	(1,395)
Sales and marketing expenses	(9,996)	(5,891)
General and administrative expenses	(3,238)	(2,564)
Total operating expenses	(14,578)	(9,850)
Operating loss	(2,188)	(1,727)
Interest expense	(205)	(172)
Interest income	99	151
Other gains, net	772	2,080
Fair value losses on convertible notes	(1,001)	—
(Loss)/profit before income tax expense	(2,523)	332
Income tax benefit/(expense)	54	(444)
Net loss	(2,469)	(112)
Net loss attributable to noncontrolling interests	334	—
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(2,135)	(112)

Net loss	(2,469)	(112)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	925	(214)

Comprehensive loss	(1,544)	(326)
Comprehensive loss attributable to noncontrolling interests	334	—

Comprehensive loss attributable to iClick Interactive Asia Group Limited	(1,210)	(326)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.0379)	(0.0021)
— Diluted	(0.0379)	(0.0021)
Weighted average number of ADS used in per share calculation:
— Basic	56,376,610	52,148,518
— Diluted	56,376,610	52,148,518

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of March 31, 2019	As of December 31, 2018
Assets
Current assets
Cash and cash equivalents	44,687	39,828
Short-term investment	—	17,427
Accounts receivable, net of allowance for doubtful receivables of US$1,524 and US$1,507 as of March 31, 2019 and December 31, 2018 respectively	75,312	65,627
Rebates receivable	3,555	4,067
Prepaid media costs	28,202	19,107
Other current assets	3,384	3,242
Total current assets	155,140	149,298

Non-current assets
Deferred tax assets	1,124	1,153
Property and equipment, net	577	329
Intangible assets, net	8,001	7,247
Goodwill	55,156	48,496
Long-term investment	503	503
Right-of-use assets[3]	2,343	—
Other assets	338	232
Total non-current assets	68,042	57,960

Total assets	223,182	207,258

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$77 and US$45 as of March 31, 2019 and December 31, 2018, respectively)	9,384	6,557
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,262 and US$1,300 as of March 31, 2019 and December 31, 2018, respectively)	31,545	27,191
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,541 and US$1,776 as of March 31, 2019 and December 31, 2018, respectively)	15,531	16,348
Lease liabilities[3]	1,267
Bank borrowings	14,777	9,439
Convertible notes at fair value	31,407	34,837
Income tax payable	3,035	2,779
Total current liabilities	106,946	97,151

Non-current liabilities
Other liabilities	617	673
Lease liabilities[3]	1,099	—
Deferred tax liabilities	2,902	2,794
Total non-current liabilities	4,618	3,467

Total liabilities	111,564	100,618

Equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of March 31, 2019 and December 31, 2018, respectively; 23,674,862 and 23,166,092 shares issued and outstanding as of March 31, 2019 and December 31, 2018, respectively)	23	23
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of March 31, 2019 and December 31, 2018, respectively; 4,820,608 shares issued and outstanding as of March 31, 2019 and December 31, 2018, respectively)	5	5
Treasury shares (1,276,951 shares and 1,363,860 shares as of March 31, 2019 and December 31, 2018, respectively)	(586)	(576)
Additional paid-in capital	298,353	293,072
Statutory reserves	81	81
Accumulated other comprehensive losses	(4,942)	(5,867)
Accumulated deficit	(183,548)	(181,413)
Total iClick Interactive Asia Group Limited shareholders’ equity	109,386	105,325
Noncontrolling interests	2,232	1,315

Total equity	111,618	106,640

Total liabilities and equity	223,182	207,258

3  The Company adopted the new leasing guidance (ASU 2016-02) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the consolidated balance sheets for lease contracts having terms beyond 12 months period. The adoption of new leasing guidance resulted in recognition of US$2.3 million of right-of-use assets and US$2.4 million of lease liabilities, respectively, as of March 31, 2019. The consolidated financial information related to periods prior to January 1, 2019 were not restated, and continue to be reported under ASC Topic 840 — Leases.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax (benefit)/expense, (v) share-based compensation, (vi) fair value losses on convertible notes, (vii) other gains, net, and (viii) net loss attributable to noncontrolling interests.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net loss for the periods indicated:

	Three Months Ended March 31,
	2019	2018

Net loss	(2,469)	(112)
Add/(less):
Depreciation and amortization	1,734	1,362
Interest expense	205	172
Interest income	(99)	(151)
Income tax (benefit)/expense	(54)	444
EBITDA	(683)	1,715
Add/(less):
Share-based compensation	658	774
Fair value losses on convertible notes	1,001	—
Other gains, net	(772)	(2,080)
Net loss attributable to noncontrolling interests	334	—
Adjusted EBITDA	538	409

Adjusted net loss represents net loss before (i) share-based compensation, (ii) fair value losses on convertible notes, (iii) other gains, net, and (iv) net loss attributable to noncontrolling interests. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net loss for the periods indicated:

	Three Months Ended March 31,
	2019	2018

Net loss	(2,469)	(112)
Add/(less):
Share-based compensation	658	774
Fair value losses on convertible notes	1,001	—
Other gains, net	(772)	(2,080)
Net loss attributable to noncontrolling interests	334	—
Adjusted net loss	(1,248)	(1,418)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2019	2018

Numerator:
Adjusted net loss	(1,248)	(1,418)

Denominator:
Denominator for basic and diluted net loss per ADS - Weighted average ADS outstanding	56,376,610	52,148,518

Basic adjusted net loss per ADS	(0.02)	(0.03)

Diluted adjusted net loss per ADS	(0.02)	(0.03)